[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

January 17, 2007

Mark Webb

Kathryn McHale

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	The PNC Financial Services Group, Inc. Amendment No. 1 to Registration Statement on Form S-4 Filed January 10, 2007 File No. 333-139050

Dear Mr. Webb and Ms. McHale:

Set forth below are responses of The PNC Financial Services Group, Inc. (“PNC”) and Mercantile Bankshares Corporation (“Mercantile”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated January 14, 2007 regarding Amendment No. 1 to PNC’s Registration Statement on Form S-4 (the “Registration Statement”). In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”), and we have enclosed courtesy copies of Amendment No. 2 marked to show changes from the Registration Statement as filed on January 10, 2007.

Mark Webb

Kathryn McHale

January 17, 2007

The Staff’s comments, indicated in bold, are followed by responses on behalf of PNC and Mercantile.

Cover Page

1.	We note that you did not respond to our prior comment number 7; in accordance with Item 501(b)(2), please give the name and amount of each security being offered.

In response to the Staff’s comment, the cover page has been revised.

Exhibits 8.1 and 8.2; Tax Opinions

2.	We note that you have provided short form tax opinions in order to satisfy Item 601 of Regulation S-K; however, you have failed to provide an opinion within your proxy prospectus to support this action. Please make the following changes to rectify this situation:

•	On page 51, revise the discussion to state the opinions of both Wachtell Lipton Rosen & Katz and Davis Polk & Wardwell with regard to the tax consequences of the merger.

In response to the Staff’s comment, the disclosure on pages 51-52 has been revised.

•	Please remove the ultimate sentence of the second paragraph and instead, make clear that the discussion you reference represents your opinion.

In response to the Staff’s comment, Exhibits 8.1 and 8.2 have been revised.

In connection with the foregoing, and with respect to the S-4 filing, PNC and Mercantile acknowledge that:

•	the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and
•	the company or filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PNC and Mercantile further understand that the Division of Enforcement has access to all information provided to the Staff in its review of the filing or in response to the Staff’s comments on the filing.

Mark Webb

Kathryn McHale

January 17, 2007

Should you require further clarification of any of the issues raised in this letter or the Registration Statement, please contact the undersigned at (212) 403-1381.

Sincerely,

/s/ Nicholas G. Demmo

Nicholas G. Demmo

cc:	George R. Bason, Jr., Esq. John H. Butler, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, NY 10017

George P. Long, III, Esq. Senior Counsel The PNC Financial Services Group, Inc. One PNC Plaza 249 Fifth Avenue Pittsburgh, PA 15222